FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2009.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Own Share Repurchase Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 24, 2009, in Kyoto, Japan

Nidec Completes Own Share Repurchase Plan

Nidec Corporation (NYSE: NJ) today announced that it completed the repurchase of 4,732,600 shares of its outstanding common stock under the own-share repurchase program announced on November 21, 2008 (Reference 1), pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details are as follows:

Result of Own Share Purchase

Class of shares repurchased:	Common stock
Total number of shares repurchased:	4,732,600 shares
Total amount of repurchase:	19,825,020,000 yen
Period of repurchase:	December 22, 2008 through February 12, 2009 (based on the date of purchase contract)
Method of repurchase:	Purchase on Osaka Securities Exchange

(Reference 1)
Resolution of the Board of Directors on November 21, 2008

Class of shares repurchased:	Common stock
Total number of shares repurchased:	Up to 5,000,000 shares
Total amount of repurchase:	Up to 25 billion yen
Period of repurchase:	November 25, 2008 through November 24, 2009

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